Mail Stop 3561

May 16, 2008

<u>By U.S. Mail</u>

Mark Collin
Chief Financial Officer
Unitil Corporation
6 Liberty Lane West
Hampton, New Hampshire 03842-1720

   RE: Unitil Corporation
      File No. 1-8858
      Form 10-K for the year ended December 31, 2007
      Filed on February 12, 2008

Dear Mr. Collin:

   We have completed our review of your Form 10-K and related filings and have no further comments at this time.

        Sincerely,

        Michael Moran
        Branch Chief Accountant